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Exhibit 99

Selected Financial Data 1998-2002
(Dollars in millions, except per share amounts)

        The following table sets forth selected financial and other operating information of the Company. The selected financial data in the table is derived from the consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements, related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's 2002 Annual Report on Form 10-K.

	2002	2001	2000	1999	1998
Operating Data:
Net interest income	$1,009	$873	$642	$694	$651
Net income	792	384	465	501	501
Basic earnings per common share	1.69	.78	.95	1.04	1.00
Diluted earnings per common share	1.64	.76	.92	1.02	.98
Dividends per common share	.28	.24	.22	.20	.19
Return on common stockholders' equity	46%	30%	49%	78%	81%
Net interest margin	2.08	1.82	1.52	1.85	1.93
Return on assets	1.60	.78	1.06	1.28	1.41
Dividend payout ratio	17	32	24	20	19
Average equity/average assets	3.44	2.66	2.34	1.59	1.65
Balance Sheet Data:
Student loans, net	$42,340	$41,001	$37,647	$33,809	$28,283
Total assets	53,175	52,874	48,792	44,025	37,210
Total borrowings	47,861	48,350	45,375	41,988	35,399
Stockholders' equity	1,998	1,672	1,415	841	654
Book value per common share	4.00	3.23	2.54	1.43	1.33
Other Data:
Securitized student loans, net	$35,785	$30,725	$29,868	$19,467	$18,059

        In May 2003, the Board of Directors approved a three-for-one split of the Company's common stock to be effected in the form of a stock dividend. The additional shares of stock were distributed on June 20, 2003, for all shareholders of record on June 6, 2003. All share and per share amounts presented have been retroactively restated for the stock split. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in capital to common stock the par value of the additional shares issued as a result of the stock split.

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Selected Financial Data 1998-2002 (Dollars in millions, except per share amounts)